Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tél.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tél.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tél.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tél.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tél.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tél.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital

5 909 418 282,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Norway: new gas and condensate discovery in Southern North Sea

Paris, July 4, 2012 – Total announces that its affiliate Total E&P Norge has participated in a significant gas and condensate discovery in the King Lear prospect on Production Licenses 146 & 333 in the Southern sector of the Norwegian North Sea (Statoil 77,8%, operator; Total 22,2%).

The King Lear 2/4-21 well has encountered volumes estimated at between 70 and 200 million barrels of oil equivalent. The King Lear well was drilled in a water depth of 67 metres to a vertical depth of 5,344 metres below sea level.

Commenting on the discovery, Patrice de Viviès, Senior Vice President, Northern Europe, Total Exploration & Production said: “King Lear lies adjacent to the Ekofisk License (Total 39,9%) and is also close to two blocks awarded to Total in the last APA Licensing round earlier this year, PL618 (Total 60%) and PL619 (Total 50%). This success confirms the deep gas/condensate prospectivity of the whole area, and we are working to drill a number of additional exploration wells on similar prospects in the next few years. Together with the existing Tommeliten discovery (Total 20,23%), this could lead to a new gas processing hub in the area, onstream before the end of this decade”.

Total Exploration & Production in Norway

Since the late sixties, Total has played a major role in the development of a large number of Norwegian fields notably Frigg and Heimdal. Norway was the largest contributor to the Group’s equity production in 2011 with 287,000 barrels of oil equivalent (boe) per day. Total holds interests in 90 production licenses offshore Norway, 22 of which it operates.

In the first half-year 2011 the developments of the Ekofisk South and Eldfisk II fields were launched, in which Total has a participation of 39.9%. Each development has a production capacity of 70,000 boe per day and the production start-up is expected in 2014 and 2015 respectively.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tél.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tél.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tél.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tél.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tél.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tél.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 909 418 282,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In November 2011 the Plan for Development and Operation (PDO) for the operated Atla fast-track subsea field development was approved by the Norwegian Authorities. Atla is scheduled to come on stream in October 2012.

In January 2012 Total submitted the PDO for the Martin Linge field, a standalone field development planned to come onstream in Q4 2016. The PDO was approved by the Storting (parliament) in June

In 2011 Total made two promising discoveries as operator. The first was on Norvarg in the Barents Sea with resources that could reach up to around 300 million boe, the second on Alve North in the Norwegian Sea close to existing infrastructures. Appraisal of both discoveries is being planned.

In the most recent Norwegian Licensing round announced on January 17, 2012, Total was granted participations in an additional 8 licenses in the North Sea, including 5 as operator.

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Total est l’un des tout premiers groupes pétroliers et gaziers internationaux, exerçant ses activités dans plus de 130 pays. Le Groupe est également un acteur de premier plan de la chimie. Ses 96 000 collaborateurs développent leur savoir-faire dans tous les secteurs de ces industries : exploration et production de pétrole et de gaz naturel, raffinage et distribution, énergies nouvelles, trading et chimie. Ils contribuent ainsi à satisfaire la demande mondiale en énergie, présente et future. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as estimated volumes and resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.